05044378

RECEIVED AUG 24 2005 PROCESSING SECTION WASH. D.C. 213

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Texas Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Granite Parkway, Suite 900
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Gallamore , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Texas Capital, LLC , as of June 30 , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leslie Campbell
My Commission Expires
June 25, 2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Southwest Texas Capital, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2005

Southwest Texas Capital, LLC

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Southwest Texas Capital, LLC

We have audited the accompanying statement of financial condition of Southwest Texas Capital, LLC as of June 30, 2005, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Texas Capital, LLC as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 4, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Financial Condition
June 30, 2005

ASSETS

Cash	$ 12,752
Receivable from brokers-dealers and clearing organizations	188,181
Other receivables	1,000
Property and equipment, net of accumulated deprecation of $4,278	14,197
	$ 216,130

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 49,046
Commissions payable	67,447
	116,493
Member's equity	
Total member's equity	99,637
	$ 216,130

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commission income	$ 1,471,278
Interest income	2,982
Consulting fees	250,000
Other revenue	55,397
	1,779,657
Expenses	
Commissions and clearance paid to all other brokers	76,908
Salaries	333,196
Registered representatives compensation	853,084
Occupancy and equipment costs	139,060
Regulatory fees and expense	34,472
Other expenses	348,315
	1,785,035
Income (loss) before income tax	(5,378)
Provision for federal income taxes	617
Net income (loss)	$ (5,995)

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2005

Balance at July 1, 2004	$ 39,632
Additional paid in capital	66,000
Net income (loss)	(5,995)
Balance at June 30, 2005	$ 99,637

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2005

Balance, at July 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at June 30, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities	
Net income (loss)	$ (5,995)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	4,278
Change in assets and liabilities:	
Increase in receivable from brokers-dealers and clearing organizations	(108,263)
Increase in other receivable	(1,000)
Increase in accounts payable and accrued liabilities	37,046
Increase in commissions payable	64,437
Net cash provided (used) by operating activities	(9,497)
Cash flows from investing activities	
Purchase of property and equipment	(18,475)
Net cash provided (used) by investing activities	(18,475)
Cash flows from financing activities	
Additional paid in capital	25,000
Net cash provided (used) by financing activities	25,000
Net decrease in cash	(2,972)
Cash at beginning of year	15,724
Cash at end of year	$ 12,752

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 617

Supplemental schedule of non-cash financing activity

During the year ended June 30, 2005 the Company converted a note payable to Parent of $41,000 to additional paid in capital.

The accompanying notes are an integral part of these financial statements.

SOUTHWEST TEXAS CAPITAL, LLC
Notes to Financial Statements
June 30, 2005

Note 1 - Summary of Significant Accounting Policies

Southwest Texas Capital, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii). The Company operates as a Texas Limited Liability Company (LLC) and has a sole member, BrokerDEALS.com, Inc. (the "Parent"). Its member has limited personal liability for the obligations or debts of the entity. The Company was incorporated on May 18, 2000 and became effective with the National Association of Securities Dealers, Inc. (NASD) on October 1, 2000. The Company's customers are located throughout the United States.

Property and equipment are recorded at cost and consist of furniture and office equipment. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 3 to 5 years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2005, the Company had net capital of approximately $84,440 and net capital requirements of $7,766. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at June 30, 2005 are as follows:

June 30,	
2006	$ 35,429
2007	67,085
2008	70,463
2009	74,092
2010	77,721
2011	6,502
	$ 331,292

Rental expense for the year ended June 30, 2005 was $48,799 and is reflected in occupancy and equipment costs.

Note 5 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2005

Schedule I

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 99,637
Total capital and allowable subordinated liabilities		99,637
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 1,000	
Property & equipment	14,197	(15,197)
Net capital before haircuts on securities positions		84,440
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		-0-
Net capital		$ 84,440

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 49,046
Commissions payable	67,447
Total aggregate indebtedness	$ 116,493

Schedule I (continued)

SOUTHWEST TEXAS CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,766
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,766
Net capital in excess of required minimum	$ 76,674
Excess net capital at 1000%	$ 72,791
Ratio: Aggregate indebtedness to net capital	1.38 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

SOUTHWEST TEXAS CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.
First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Southwest Texas Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Texas Capital, LLC (the "Company"), for the year ended June 30, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted a matter involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company was informed during an exit conference after a NASD examination that it was to file electronic notification to the NASD and SEC pursuant to SEC Rule 17a-11 regarding net capital deficiencies related to various periods in time which the Company received customer securities and did not meet the minimum statutory net capital requirement of $50,000. The net capital deficiencies created by the Company's receipt of customer securities created a material weakness in net capital at various time throughout the year ended June 30, 2005. Furthermore, the Company's failure to file the notification in a timely manner is a violation of SEC rules.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

CF & Co., L.L.P.

Dallas, Texas
August 4, 2005